UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On April 2, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) received formal notice from the Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Listing Rule”). As previously disclosed, the Company received a written notice from Nasdaq on October 18, 2023, notifying the Company that it had failed to meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market.

To regain compliance with the Listing Rule, the Company’s American Depositary Shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved from March 18, 2024 through April 1, 2024. Nasdaq has stated that this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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